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SILVERMEX INITIATES METALLURGICAL TESTING OF PEÑASCO QUEMADO PROJECT

Vancouver, BC, Canada February 27, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reports that preliminary metallurgical testing is being undertaken at its Peñasco Quemado project, located within the north-central portion of the Mexican state of Sonora, approximately 14.5 km west of the town of Tubutama, in the Magdalena-Tubutama mining district.

Samples of existing drill core were collected for metallurgical testing and sent to Hazen Research, Inc. in Golden, Colorado. Dependent on favorable results from Phase 1 laboratory testing, Phase 2 testing will be focused on definition of a flow sheet for milling. That proposed flow sheet will enable Preliminary Economic Assessment level cost estimates to be performed late in 2012 in order to determine expected capital and operating costs. Results from the first phase of laboratory testing are expected to be received in Q2 2012.

The near surface and oxidized nature of the mineralization suggest the deposit would have a low strip ratio and be amenable to low cost open pit mining methods. The project contains disseminated silver mineralization and minor amounts of gold and copper and manganese oxide within brecciated zones in a volcano sedimentary suite of rocks. In the past, very high grade fissure filling structures were exploited, at times producing over 2 kg/t Ag.

There is a current NI 43-101 compliant mineral resource estimate on the Peñasco Quemado property. This mineral resource estimate is based on a total of 3,442.61 m of core, rotary and reverse circulation drilling from 49 holes completed by Silvermex in 2005 and 2006 as well as by Cerro de Plata in the 1980s.

The current mineral resource estimate is as follows:

Peñasco Quemado Resource EstimateCategory	Tonnes	Ag (g/t)	Contained Ag Ozs
Measured (M)	123,000	151.90	599,000
Indicated (I)	2,442,000	115.00	9,032,000
Total M&I	2,565,000	116.80	9,631,000
Inferred:	10,000	41.40	10,000

The resource estimate is compliant with the current CIM standards and meets the definition as required by NI 43-101 and is, therefore, reportable as a mineral resource by Silvermex. However, the reader should be cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability. The resource estimate was prepared on behalf of Silvermex by Micon International Limited and signed and dated March 9, 2007 and was posted on SEDAR on March 16, 2007.

Details on the Peñasco Quemado project are available on the Company’s website at
http://www.silvermexresources.com/s/penascoquemado.asp.

Past exploration results for Peñasco Quemado are available at
http://www.silvermexresources.com/s/pre_merger_silvermex_news.asp?ReportID=285977.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.